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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Internet Brands, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
460608102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460608102	Page	2

1	NAMES OF REPORTING PERSONS Penske Automotive Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,290,189 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,290,189 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,290,189 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 1,058,059 shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.

CUSIP No.	460608102	Page	3

1	NAMES OF REPORTING PERSONS Penske Motor Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		546,893(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

546,893(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

546,893(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Consists of shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.

CUSIP No.	460608102	Page	4

1	NAMES OF REPORTING PERSONS PCP Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,309,354

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,309,354

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,354

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	460608102	Page	5

1	NAMES OF REPORTING PERSONS Penske Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DE

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,225,750(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,225,750(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,225,750(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 1,684,266 of shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.

CUSIP No.	460608102	Page	6

1	NAMES OF REPORTING PERSONS Roger S. Penske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

US

	5	SOLE VOTING POWER

NUMBER OF		43,976(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,225,750(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		43,976(2)

WITH:	8	SHARED DISPOSITIVE POWER

3,225,750(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,269,726(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,684,266 of shares which the reporting person has the right to acquire under warrants with an acquisition price of $8.06 per share.
(2) Includes 40,625 of shares which the reporting person has the right to acquire under options.

Page	7

Item 1.	Security and Issuer.

(a)	Name of Issuer:	Internet Brands, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245

Item 2.	Identity and Background.

(a)	Name of Person Filing:	Penske Corporation
(b)	Address of Principal Business Office or, if none, Residence of:
2555 Telegraph Road, Bloomfield Hills, MI 48302
(c)	Citizenship of Filing Person:	A Delaware corporation
(d)	Title of Classes of Securities:	Common Stock
(e)	CUSIP Number	460608102

(a)	Name of Person Filing:	Penske Automotive Group, Inc.
(b)	Address of Principal Business Office or, if none, Residence of:
2555 Telegraph Road, Bloomfield Hills, MI 48302
(c)	Citizenship of Filing Person:	A Delaware corporation
(d)	Title of Classes of Securities:	Common Stock
(e)	CUSIP Number	460608102

(a)	Name of Person Filing:	PCP Holdings, Inc.
(b)	Address of Principal Business Office or, if none, Residence of:
2555 Telegraph Road, Bloomfield Hills, MI 48302
(c)	Citizenship of Filing Person:	A Delaware corporation
(d)	Title of Classes of Securities:	Common Stock
(e)	CUSIP Number	460608102

(a)	Name of Person Filing:	Penske Motor Group, Inc.
(b)	Address of Principal Business Office or, if none, Residence of:
3534 N. Peck Rd., El Monte, CA 91731
(c)	Citizenship of Filing Person:	A Delaware corporation
(d)	Title of Classes of Securities:	Common Stock
(e)	CUSIP Number	460608102

(a)	Name of Person Filing:	Roger S. Penske.
(b)	Address of Principal Business Office or, if none, Residence of:
2555 Telegraph Road, Bloomfield Hills, MI 48302
(c)	Citizenship of Filing Person:	US
(d)	Title of Classes of Securities:	Common Stock
(e)	CUSIP Number	460608102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Page	8

Item 4.	Ownership.
See pages 2-6 for the beneficial ownership of the reporting persons. The reporting persons expressly disclaim beneficial ownership of any shares of common stock held of record by the other reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 1.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
Not Applicable

Page	9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2008	PENSKE CORPORATION
	By:	/s/ Robert H. Kurnick, Jr.
		Name:	Robert H. Kurnick, Jr.
Its: President

Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Internet Brands, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned being duly authorized, hereby execute this Agreement on this 4th day of February 2008.

PENSKE CORPORATION
By:	/s/ Robert H. Kurnick, Jr.
	Name:	Robert H. Kurnick, Jr.
Its: President

PCP HOLDINGS, INC.
By:	/s/ Robert H. Kurnick, Jr.
	Name:	Robert H. Kurnick, Jr.
Its: President

PENSKE AUTOMOTIVE GROUP, INC.
By:	/s/ Shane M. Spradlin
	Name:	Shane M. Spradlin
Its: Senior Vice President

PENSKE MOTOR GROUP, INC.
By:	/s/ J. Patrick Conroy
	Name:	J. Patrick Conroy
Its: Vice President

By: /s/ Roger S. Penske